Geogreens

Profit and Loss

January - June, 2023

	TOTAL
Income	
Grant Income (Updated)	29,187.50
Refunds Given	400.00
Sales	39,725.41
Sales of Product Income	2,097.30
Services	44,171.14
Total Income	**$115,581.35**
Cost of Goods Sold	
Cost of goods sold	6,280.76
Supplies & materials - COGS	
Supplies & Materials - COGS - Bulk Packaging	939.33
Supplies & Materials - COGS - Nutrient Mix	18.65
Total Supplies & materials - COGS	**957.98**
Total Cost of goods sold	**7,238.74**
Total Cost of Goods Sold	**$7,238.74**
GROSS PROFIT	**$108,342.61**
Expenses	
Advertising & marketing	662.03
Commissions & fees	9.00
Contract labor	18,763.51
Entertainment - Educational Book Creation	345.95
General business expenses	
Continuing education	1,024.85
Total General business expenses	**1,024.85**
Insurance	3,385.07
Interest Expense	2,398.23
Lease Expense	7,248.66
Legal & accounting services	2,370.00
Meals & Entertainment	744.68
Office expenses	8,370.73
Software & apps	80.16
Total Office expenses	**8,450.89**
Other Business Expenses - Buffer	44.53
Other Miscellaneous Service Cost - Website Maintenance	15.84
Payroll expenses	3.00
Taxes	906.00
Wages	7,680.00
Total Payroll expenses	**8,589.00**
Rent - Storage Space Rental	293.30
Rent Expense	5,160.65
Repairs & maintenance	1,373.09

Geogreens

Profit and Loss

January - June, 2023

	TOTAL
Supplies	8,944.55
Taxes & Licenses	
Payroll taxes	1,148.70
Total Taxes & Licenses	**1,148.70**
Travel	
Vehicle rental	506.92
Total Travel	**506.92**
Utilities	861.62
Total Expenses	**$72,341.07**
NET OPERATING INCOME	**$36,001.54**
Other Income	
Interest earned	0.80
Late Fee Income	54.58
Total Other Income	**$55.38**
Other Expenses	
Vehicle expenses	5,421.77
Parking & tolls	290.65
Total Vehicle expenses	**5,712.42**
Total Other Expenses	**$5,712.42**
NET OTHER INCOME	**$ -5,657.04**
NET INCOME	**$30,344.50**

Geogreens

Balance Sheet

As of June 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	4,252.58
Checking	117,915.43
Credit Card Payment	152.00
PayPal Bank	-1,859.95
QuickBooks Checking Account	-319.74
Savings	2,001.76
Total Bank Accounts	**$122,142.08**
Accounts Receivable	
Accounts Receivable (A/R)	7,984.55
Total Accounts Receivable	**$7,984.55**
Other Current Assets	
Employee cash advances	1,160.00
Payments to deposit	1,808.82
Uncategorized Asset	2,307.23
Total Other Current Assets	**$5,276.05**
Total Current Assets	**$135,402.68**
Fixed Assets	
Long-term office equipment	98.09
Total Fixed Assets	**$98.09**
TOTAL ASSETS	**$135,500.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
New Jersey Division of Taxation Payable	19.15
Other Current Liabilities - Credit Card Payments	-5,037.99
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	379.40
Federal Unemployment (940)	42.00
NJ Income Tax	61.40
NJ Quarterly Taxes	-319.00
Total Payroll Liabilities	**163.80**
Payroll wages and tax to pay	-181.50
Short-term business loans	73,427.87
Total Other Current Liabilities	**$68,391.33**
Total Current Liabilities	**$68,391.33**

Geogreens

Balance Sheet

As of June 30, 2023

	TOTAL
Long-Term Liabilities	
Long-term business loans	12,005.00
Total Long-Term Liabilities	**$12,005.00**
Total Liabilities	**$80,396.33**
Equity	
Grant Income	-19,187.50
Grant Awarding	19,187.50
Total Grant Income	**0.00**
Opening balance equity	1,031.55
Owner's Equity - Bank Switch	-121,000.00
Partner Contributions	204,263.52
Retained Earnings	-75,370.19
Shareholders' equity	15,835.06
Net Income	30,344.50
Total Equity	**$55,104.44**
TOTAL LIABILITIES AND EQUITY	**$135,500.77**

Geogreens

Statement of Cash Flows

January - June, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	30,344.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,745.37
Employee cash advances	-150.00
New Jersey Division of Taxation Payable	2.25
Other Current Liabilities - Credit Card Payments	-1,661.82
Payroll Liabilities:Federal Taxes (941/944)	379.40
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:NJ Income Tax	61.40
Payroll Liabilities:NJ Quarterly Taxes	-319.00
Payroll wages and tax to pay	-181.50
Short-term business loans	-521.10
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,093.74**
Net cash provided by operating activities	**$26,250.76**
INVESTING ACTIVITIES	
Long-term office equipment	-98.09
Net cash provided by investing activities	**$ -98.09**
FINANCING ACTIVITIES	
Grant Income	-19,187.50
Grant Income:Grant Awarding	19,187.50
Opening balance equity	0.00
Shareholders' equity	2,655.95
Net cash provided by financing activities	**$2,655.95**
NET CASH INCREASE FOR PERIOD	**$28,808.62**
Cash at beginning of period	95,142.28
CASH AT END OF PERIOD	**$123,950.90**